Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

FORWARD-LOOKING STATEMENTS:  The following transcript includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this transcript include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe’s results, future expectations concerning available cash and cash equivalents, Adobe’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this transcript.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005

Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

The following is a transcript of remarks by Shantanu Narayen of Adobe Systems Incorporated at the UBS Software and IT Conference held on May 25, 2005.  A link to the webcast of these remarks was posted to Adobe’s external website on May 25, 2005. The transcript of these remarks was posted to Adobe's external website on May 26, 2005.

Final Transcript

Conference Call Transcript

ADBE - Adobe Systems at UBS Software and IT Conference

Event Date/Time: May. 25. 2005 / 5:00AM PT

Event Duration: N/A

CORPORATE PARTICIPANTS

Mike Saviage

Adobe Systems - IR Contact

Shantanu Narayen

Adobe Systems - President

CONFERENCE CALL PARTICIPANTS

Ben Reitzes

UBS Warburg - Analyst/Moderator

PRESENTATION

Ben Reitzes - UBS Warburg - Analyst/Moderator

Good morning, everybody. I want to welcome you to Heather and Adam’s software and services conference. (LAUGHTER). I’m Ben Reitzes, the IT hardware analyst here at UBS, and I happen to cover and have the pleasure of covering Adobe. This is a key part of our digital imaging franchise for the last seven or eight years, and we are lucky enough to have them keynoting and kicking off the day for us. So this will be a Q&A formant.

I’d like to also introduce Shantanu Narayen, the President and COO of Adobe, as well as Mike Saviage from IR. Shantanu has been at Adobe for 7.5 years and been at various firms before that, including Apple and SGI. He was previously EVP of Products and recently promoted to President and COO. We feel Adobe is a great story in terms of driving growth in the enterprise with Acrobat, as well as with exciting new product cycles in the creative markets, and they have a very interesting merger with Macromedia that we actually think makes a lot of sense.

So with that, we wanted to keep this off and I’m going to introduce Mike Saviage here, who has an opening comment, and then just have a nice discussion here with Shantanu. So thank you guys for joining us. I really appreciate you making it out here.

Mike Saviage - Adobe Systems - IR Contact

Thanks, Ben.

So, first of all, it is our quiet period now, so we will not be commenting on the quarter or on business or on guidance or anything like that. We will report on June 16 our quarterly results. If you do want access to that call in terms of an invite, the invite will be going out next week and just leave me a card afterwards.

In terms of the financial disclaimers, some of the information we discuss today may contain forward-looking statements involving risk and uncertainty. I encourage you to review our SEC filings for those risks and uncertainties. As Ben mentioned, we did announce our acquisition, or intent to acquire Macromedia. Information regarding that acquisition, including recent transcripts, press releases, that sort of thing is all available on our website, and we encourage you to review that information for more details regarding that announcement.

Now, I will turn it over to Shantanu.

Shantanu Narayen - Adobe Systems - President

Thanks, Mike. Thanks, Ben. It’s good to be here this morning.

Let me just quickly touch on what Adobe’s mission is as a company, which has always been to help people and businesses create better communication. A couple of years ago, we outlined our strategy, which was to deliver more comprehensive technology platforms to a wide variety of customers, more specifically in the imaging and video space as people make the transition from analog photography and video to digital video and digital photography. We wanted to provide all the software services to enable them to do that transition. It’s been a successful strategy for us.

In addition to that, a number of you know us as the provider of software for creative professionals and with the Adobe creative suite, we’ve continued to deliver more of the entire solution to creative professionals who wish to create content for print, web, video, wireless.

The biggest opportunity ahead of us as a company that we’ve talked about is our intelligent documents business opportunity with Acrobat on the desktop and our lifecycle set of servers that I’m sure we will talk about. It’s been a good growth couple of years for us, and as both Mike and Ben mentioned, we announced our intent to acquire Macromedia. We expect the transaction to close in fall of ‘05 and what we’ve said is it will be neutral to slightly accretive in the first year.

With that, open it up to questions.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Well, great. Thanks, Shantanu.

I guess let’s kick it off — if you could explain a little more about your rationale of the acquisition of Macromedia and also particular synergies? For example, I mean, what we’re modeling, it takes 40 million in cost cuts to make it breakeven at least, but if you could just talk a little more about the revenue synergies and what particular synergies you see out there, and maybe we can drill that down.

Shantanu Narayen - Adobe Systems - President

Sure. From Adobe’s perspective, what we have really been focused on as our strategy is to make sure that we leverage the ubiquitous Adobe reader out there with the PDF format. The reality is PDF has become a platform on which we’ve done a number of things for the creative professional. We’ve done a digital master for people who want to securely and reliably share information; we have Acrobat, which we did product segmentation, and our server product.

Macromedia has a similar platform, and it’s the Flash platform and the Flash player. The number one reason why we think this is so synergistic is the fact that we can put together the Flash platform and the PDF platform; they are very, very complementary. We focused on static information; they focused interactivity and animation. Together we can offer people who want to create information a very compelling platform on which to do that. So that’s at the platform and at the technology level.

In terms of customers and the benefits that we can provide customers, for the creative professional now who wishes to create this content for print, clearly we’ve always had the best products to do that. Macromedia brings a lot of synergy in terms of what they’ve done for the Web as well as for developers and with animation, so for the creative professional customer ,we can really offer a more compelling solution. In addition, Adobe is really focused on the design element, and Macromedia is focused on the developer element. We can provide the ability for the designers to work far more seamlessly with the developers, so that’s the benefit for the creative professional customer.

In terms of video, video is an opportunity for us that we’ve been talking about. We believe that, with what’s happening with DVD and what’s happening with broadband, that we now have the ability to make video the mechanism by which people communicate with each other. Adobe in the past used to provide that output for either the Real format or Windows Media format or QuickTime. What Flash video has and what you see on the Web is an increasing use of Flash video, and so together we can now offer an end-to-end solution for video, including support for Flash video as a file format.

On the desktop, what we’ve done is focused on what we call asynchronous collaboration with PDF, which is securely sharing information. Macromedia is focused more on real-time collaboration with products such as Breeze ,which enable multiple people on the Internet to be together at the same time. So again, we can offer the knowledge worker a more comprehensive collaboration desktop, combining asynchronous collaboration and synchronous collaboration.

On the server side, similarly, we’ve been focusing on intelligent documents and enabling people to automate their business processes. Macromedia has been focusing with Flex and Flash the ability to create these interactive Web-based experiences. So together we can go to the CIO and offer them a more comprehensive solution that enables them to create customer-facing information.

Last but not least, we think that there’s some very interesting opportunities in emerging businesses, especially as it relates to mobile publishing. Macromedia with Flash has been focused a lot on mobility. They have a fair amount of distribution. We’ve also focused on getting the Adobe reader on these mobile platforms, and as mobility becomes more of a way for people to access information, we think we can offer a technology platform, so a lot of synergies.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Just with regard — if you could — just with regard to creative side, if you could just clarify. I believe you guys have talked about 3 million or so customers use your creative products, maybe more. Macromedia has talked about I think over 1 million customers. In my contacts, it seems that everybody who uses Dreamweaver and Flash uses Photoshop at some point, so it just seems that while you can’t talk about it, I mean, a natural combination of this line could create a huge upgrade cycle again. Is there just any flaw in this logic, and am I talking about the right kind of numbers?

Shantanu Narayen - Adobe Systems - President

Well, we have talked publicly about the fact that we believe that 3 million creative professionals — those are people who focused primarily on the design element. Macromedia has targeted developers, and you know, developers — there’s a slight union between what we talk about credit professionals and developers, but there are a larger number of developers that are out there that are not part of this 3 million that we talked about. You are right in that together we can provide a better workflow. So for people who are using Photoshop, for example, to mark up a Web site, then they can seamlessly bring that into a Web offering tool and create a website with ease. So clearly we think we can provide better value and a more seamless workflow to these customers.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Then just the other clarification is that, based on what you said about net now moving to the other platform that you have merging with Macromedia, which is the e-paper or intelligent documents, merging that static content with the motion. It seems like there’s no technical barrier to merging those product lines. I mean, some people are wondering how you could get it done and I know you can’t go into the details, but obviously you feel that there’s a way to put them together and just stay tuned?

Shantanu Narayen - Adobe Systems - President

Well, you know, the reality is it’s all software. That’s what I keep hearing, sometimes! But what they’ve done with flash, animation and interactivity and the ubiquity of the flash player and what we’ve done with Reader, we have started with PDF to start to be able to encapsulate things like audio and video (indiscernible) and this will be just another extension of the work that we’ve already started. In addition, PDF also now has business logic. So yes, we are convinced that we will be able to get these things to work better in the future.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Sticking on the merger topic but also expanding into one of the investor concerns out there, could you talk about Microsoft and Metro? You have a major Acrobat cycle underway right now; this is now 40% of your sales is the intelligent documents. We obviously receive questions sometimes about whether Microsoft will incorporate some Acrobat-like functionality into Longhorn whenever it does come out. So how do you think about that competitive issue?

Then also, if you addressed the concern that some people had right — I don’t think that concerns as much out there now, but that the merger was maybe a defensive move to get yourselves ready for competition with Microsoft, longer-term.

Shantanu Narayen - Adobe Systems - President

Okay, so multiple questions and I will start. Feel free to add, Mike. First, to set the whole intelligent document or e-paper thing in context, we believe there are around 200 million people who have Microsoft tools, you know, Office, etc., on their desktop. What we’ve stated is that there’s a subset of that, approximately 70 million, who have a real need to securely share information reliably, whether it be through e-mail or on the firewall. The Acrobat strategy has been very a successful strategy for us, you know. The reality is, once we’ve segmented the product line, we’ve seen a lot of success with better targeting needs for people, whether they be in the creative segment or in professional segments like architecture, engineering and construction.

When you look at PDF and when you look at Acrobat, it’s not just the ability to share information on one platform, so one key differentiation that exists between our strategy and any Microsoft strategy is we continue to believe that there’s going to be a heterogeneous world out there, not just Macs and PCs but increasingly Linux and these mobile devices that I talked about. Our strategy is to make sure that any information is available on all those devices, which is a key differentiator.

The second thing is it’s not just about sharing this information in a static format. We’ve added things like digital signatures, which enables people to have that information secure. We’ve added the ability to take output from applications like Autodesk, AutoCAD and Microsoft project Envisio and combine all of that information in a binder. So, we continue to invest in innovating, and we’ve had over a decade lead in this particular segment. We are also in the market today.

The final thing I would say is, when you look at the differences in approach, we have focused a lot on government standardization, of PDF as an open-file format. We think that’s a significant advantage for us. The reality is their formats or subsets of PDF like PDF A for PDF archival or PDF X for exchanging advertisements, and these are accepted as ISO standards and government standards, and it will take anybody decades to catch up with that stuck. So, certainly we continue to be focused on innovation and being in the market.

Mike Saviage - Adobe Systems - IR Contact

I would just add also that Adobe has been around since the mid ‘80s, and the imaging technology that’s been built into PDF and built into Acrobat is not something that is easily replicatable overnight. The innovation that we’ve been adding to PDF and to Acrobat and to our solutions for multiplatform display of information and printing information is really why it’s become such a standard. It’s difficult for anybody, including Microsoft, to easily replicate that overnight, or to get start standardization on anything like PDF has become standardized on. So I think that would also be something that we would look at as a clear advantage.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Don’t you have like over 10% of the content on the Web in PDF right now?

Shantanu Narayen - Adobe Systems - President

After HTML, PDF is clearly the single most popular format of rich content that’s out there on the Web. It’s also, if you look at what organizations have invested — and they’ve invested millions of dollars in creating these PDF files that help run their businesses — and what we are providing is a more seamless transition to enable them to use their existing PDF files and automate that. So our value proposition is very, very clear.

Your second question, Ben, was around the merger and sort of why now? You know, if you look at both companies, both companies have been doing exceedingly well and we believe, one, the strategic fit is very obvious; and B, our ability to integrate this with success is better now than it’s ever been. Macromedia has clearly demonstrated that they are growing as a business. We are far more both process-oriented and an ability to integrate it, so we think the chances of success now are better than they’ve ever been before. We are coming from a position of strength.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Well, from covering both companies, it does seem like the complement is there, significantly on the revenue side with regard to the missing pieces on the creative side and the missing pieces, if there will (ph), on the static moving towards Motion and Acrobat. Could you just talk about cost synergies? I mean, I don’t want to put you in a bad position here, but to get it to be accretive, 40 million in savings is what we are modeling. I don’t know any other word but I find that very conservative. I can get 40 million out of their P&L without even touching yours, so in my modeling, just some — if you could just comment on that, if you can, but that may make you feel a little bit uncomfortable.

Shantanu Narayen - Adobe Systems - President

Well, the two things I will say is, one, that the reason and that rationale for the merger is really the strategic rationale, and it’s really about providing more value to a broader set of customers and growing from a position of strength. What we’ve said is it will be neutral to slightly accretive. We have not broken out, at this point, any cost synergies.

Mike Saviage - Adobe Systems - IR Contact

I would add also that the companies are very similar. In fact, if you look at the go-to-market models, you could argue that they are not just similar, they are exact in some cases in that the channel, when you think about the two-tier channel ,for example, many of the pieces in the channel are the same context, the same ways of bringing products to market. So, there’s a lot of overlap when you think about how you can put these two companies together.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Just moving towards Adobe, just to explain a little bit Adobe’s story is so predicated on these two platforms, creative suite, which in my estimation could be — when you add everything together, that’s creative; it could be over 40% of sales. Then intelligent documents, another 40% of sales. You have two major product cycles this year, so you have Acrobat started shipping in January and creative suite started shipping very recently. That’s the second version of it. Could you just talk about where we are in those product cycles, and how they may be going and how you think they could go, and what you’re excited about with these particular cycles?

Shantanu Narayen - Adobe Systems - President

Well, let me start with Acrobat. We are currently on the Acrobat 7 version. One of the things that we did with the Acrobat family was we used to have a single product and we segmented the product lines, so we have Acrobat elements, which is used to site license for enterprises who wish to standardize on PDF as a means for communicating information. We then have Acrobat Standard, which we believe is the largest seat opportunity, and Acrobat Professional, which is geared towards more specialized users in engineering and Creative Pro. Our strategy will be to continue to target these verticals and provide more value-added functionality in that.

Q1, our fiscal year is December through end of November. Fiscal Q1 was a record quarter for Acrobat. What typically happens with the new Acrobat cycle that we see is we see a significant uptick and then it tends to, in the quarter after that, slow down a little bit and then reach another plateau. But you know, we’ve got great reviews for Acrobat. Acrobat seems to be targeting more and more customers and meaning their needs, and you see a little bit of the network effect, because what you see is, as there are more and more people on the network, the need for Acrobat just increases. So we continue to think that there is significant headroom with Acrobat. We stated at our last analyst meeting that we had about 15 million Acrobat copies, the creation product (indiscernible) with a 17 million-seat opportunity, there’s still significant headroom in Acrobat.

Mike Saviage - Adobe Systems - IR Contact

Before you go into creative suite, just a couple of things to add there — one of the great things we’ve seen with Acrobat since we segmented the product line is that we’ve seen — even though Shantanu said that the large opportunity seat-wise is with standard, we’ve seen a lot of customers move to the professional version of the product, which is obviously at a higher price point. When we segmented the product line a couple of years ago, it actually helped customers understand the value proposition between the different versions and features in the product beyond just PDF creation.

Acrobat 7 has a lot of new features that move the use of the product beyond just greeting a PDF, and doing more with it, using security, using digital signatures. There’s 3-D capabilities incorporated so that we can target new markets like the architecture, engineer and construction worker market. So as we move through the life of Acrobat, the value proposition is moving beyond just creating a PDF and distribute it; it’s kind of moving that PDF creation process up closer to when the documents are created and then using collaboration features, using security features, using other features in the product to help businesses and users of the product move from paper-based workflows to digital document workflows.

Ben Reitzes - UBS Warburg - Analyst/Moderator

You know, let me just stop you here on Acrobat with a follow-up — is that, you know, Acrobat end products are 40% of sales, but licensing for the enterprise about one-third of that. Could you just talk about the enterprise cycle and in particular you mentioned professional. That’s a big pop for usually the first few quarters, but does the enterprise have legs? That’s very high margin. Could you just talk about how Acrobat 7 May ignite that or extent that cycle?

Shantanu Narayen - Adobe Systems - President

Well, the reason we broke out what we got from licensing off Acrobat is to reflect growing adoption of Acrobat as a secure means of communication within the enterprises. You know, it’s run high 30s as a percentage of the Acrobat business, sometimes a little bit more. But it really just reflects the fact that people within enterprises are buying much larger deployments of Acrobat. That also represents, frankly, an opportunity for us to go in and then sell our life cycle set of server products and help automate it, because they’ve already standardized on Reader as an enterprise desktop application; they’ve standardized on Acrobat as a means for communication. So, it’s clearly part of our strategy all the way from Reader through life cycle. So that’s an important metric for us to reflect — how much it’s not just a shrink-wrapped business but it is truly enterprise adoption of PDF.

Ben Reitzes - UBS Warburg - Analyst/Moderator

You run the sales organization, correct? So do you have an enterprise sales force completely different than your creative and what you’ve done maybe ten years ago, five years ago, right, selling this?

Shantanu Narayen - Adobe Systems - President

We have, over the last couple of years, been investing in a more direct sales force to enable us to sell the life cycle set of products as well as get more Acrobat adoption in the enterprise, that’s correct.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Now, onto Creative Suite.

Shantanu Narayen - Adobe Systems - President

Okay. So, on the creative Suite side, I will start, as Mike did, with sort of the product line. Again, on the Creative Suite side, we have a premium edition and we have a standard edition. Let me start out by saying, just like with Acrobat Professional, we are seeing tremendous adoption of the Acrobat — of the Creative Suite premium edition, which again reflects the fact that the platform strategy is working. People want an integrated set of products that enable them to create and deliver this content.

Creative Suite 1 for us clearly exceeded our expectations. It was very well-received by customers, and it was one of these products where right up to the end, even though we just introduced Creative Suite 2, the strength of the Creative Suite 1 was very strong in the marketplace. Creative Suite 2 — it’s very early. As Ben said, we just started shipping the product. The reviews have been outstanding. When it’s early in the cycle, we tend to look at reviews, because reviews are an important indicator to us of how customers are perceiving it and the value associated with it. So we know it’s a very strong release. It’s early in the cycle, however.

Ben Reitzes - UBS Warburg - Analyst/Moderator

What features are you most excited about?

Shantanu Narayen - Adobe Systems - President

How long do you have?! (LAUGHTER).

Ben Reitzes - UBS Warburg - Analyst/Moderator

well, why don’t you pick two?

Shantanu Narayen - Adobe Systems - President

Well, one of the things we’ve done with Creative Suite is we have to continue to offer best of breed products, and we’ve certainly done that. In Photoshop, for example, a feature that we have called vanishing point — it’s nothing short of magic. So, somebody who is using imaging eight hours today, for them — makes them be more productive. It’s a simple choice to move to Photoshop.

On Illustrator, we’ve done things like life paint and life trace, so an in-design and the list goes on and on, so every individual product is absolutely best of breed. We’ve lapped the competition with in-design vis-à-vis Quark Xpress. But in addition to that, one of the most exciting things we’ve done is we’ve actually add a brand-new piece of software that enables all of these creative professionals to have an immersive desktop, what we call the Adobe Bridge. So, we are tying together all of these products also far better than anybody has done. So, you have bridge on the desktop, you have Version Q to enable people to do asset management of these assets, and you have best of breed applications. It’s a strong release.

Ben Reitzes - UBS Warburg - Analyst/Moderator

You made it easier to put stock photography and everything, drop it right in, pay and drop in, right?

Shantanu Narayen - Adobe Systems - President

That’s right. One of the strategies that we outlined was, in addition to delivering software, we wanted to start to offer services to people through the platforms that we were delivering. So what Ben is alluding to is the fact that we now, within bridge, can actually browse the acquire pictures directly in, so you can start to buy things like stock photography directly from within the desktop. So, this enables a creative professional who is within a creative moment trying to find a picture for that newspaper or magazine to be able to browse professional stock, image houses, get the picture and directly insert it into their application.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Now, could you talk about — you know, obviously over the years, we’ve been very active recommending Adobe into product cycles. Over the last two years, we’ve been actually just recommending you all the time because you’ve been able to execute so well even after the products release. Could you just talk about, you know, how — your execution over the past couple of years, and I’ve been covering you for awhile, has gotten — it was pretty good before and it’s just gotten even better — how you manage to keep it going after these products are launched? I mean, how are you going to keep it going in ‘06? Forget Macromedia just for a second; just the core Adobe operations?

Shantanu Narayen - Adobe Systems - President

I will kick it off and then Mike, feel free to add. I think it starts first with the opportunity. We have very large opportunities ahead of us that we’ve talked about in the creative professional space, in imaging, in video as a new format, in what we’re doing with Acrobat on the desktop with the life cycle set of server product, which is brand-new, aimed at enterprises in the financial sector, in the government sector. So I think it clearly starts with the large opportunities and delivering innovative products.

In addition to that, you know, we’ve very formal processes and methodologies that report. We have a world-class financial infrastructure that enables us to keep track of where we are in the business. We also have a very rigorous product cycle that enables us to make sure that we are balancing innovation with predictability. So, I think there’s a lot of management control that exists, and we’ve built up a pretty seasoned management team to enable us to scale with our business.

Mike Saviage - Adobe Systems - IR Contact

I would add also that one of the benefits we’ve had in having success over the last few years is we’ve continued to focus on the future. I mean, if you have a lot of issues and you’re fighting to make quarters and you’re focused on internal problems when you’re struggling, you tend to be focused more on the short-term. What Adobe has been able to do over the last few years is focus on the long term. I think that’s also been very helpful.

I think also, if you take it back to the big picture, in which Shantanu started out by talking about in terms for Adobe is all about, it’s about helping businesses and people communicate better. When you walk down the streets of New York, or anywhere for that matter, everybody’s got some kind device in their hand, whether it is a Blackberry or a cellphone or an iPod. The way people are receiving information is becoming more and more challenging for people that are creating that information, and those are our customers.

Ten years ago, Adobe was about more of the print world. You know, we had great professional products that we used to create lots of the visual information you see in magazines and newspapers and on a billboard. Then the Web came along and that opened up a whole new opportunity for Adobe to diversify its products for not only print but also Web. Now you think about the challenges that creators of information that are trying to you to or trying to sell a product for a creative brand, they have to deliver that information not only to print but to Web, to wireless cellphones or connected devices, and also through video. That all creates an opportunity for Adobe. Then, when you add to that the acquisition of Macromedia, that creates such a bigger platform for us to be this presentation leader for information in the future. So I think that’s really — when you think about what is driving Adobe, it’s several of those factors.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Well, on that, just Shantanu, with your view of Adobe here, we’ve got a pretty stable economic environment after some pretty tough years. What is the real growth rate of Adobe, you know, in this kind of an environment? I mean, when the economy has been stable, you’ve tended to be growing your revenue at least double digits with EPS growth over 20% at least, and have been a really stable deliverer of solid earnings. I mean, is that what we should expect in this stable environment? I mean, people often ask what’s the real growth rate for adobe?

Shantanu Narayen - Adobe Systems - President

Well, Ben, what we focus on, again, is the opportunity ahead of us. We have not provided long-term growth rates, but if you look at the amount of digital content that’s happening and the explosion of digital content, if you look at the new media formats that’s out there with video, if you look at new devices with what’s happening with mobile publishing, we believe that we are uniquely positioned to capitalize on these opportunities. Clearly, ‘04 was a remarkable year for us; we were targeting, when the year started, something like 12 to 15% growth. We ended with over 25, 29% growth. This year again, we’ve targeted double-digit growth. With Macromedia, the opportunities continue to grow, but we are really not providing long-term growth rates.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Well, maybe — we’re going to turn it over to Q&A and this is the last one. But in three to five years, what do you think people will be most excited about in Adobe? What are you most excited about of all these emerging opportunities, if you had to name two or three?

Shantanu Narayen - Adobe Systems - President

Which of my kids is my favorite kid, right?! (LAUGHTER). I just think there’s a lot of opportunity ahead of us. I believe, long term, assuming the Macromedia transaction goes through, we have a unique opportunity to be the presentation layer for information that’s presented across a wide variety of media types and across a wide variety of devices. So, people who want to great information, that’s compelling for customers, for consumers. We want to be the company that delivers the applications that enable them to create that content, the server side that enables them to manage all of this, as well as, on the delivery side, to be the platform on which people consume this information. So, it’s — we believe we have a pretty unique opportunity.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Okay. Well, we should probably open it up for Q&A. I think we’ve microphones around and people can ask questions.

QUESTION AND ANSWER

Unidentified Audience Participant

I wondered if you could give us an example of how flash is going to work with the video. What is the feature that the creative guy or girl is interested in meshing flash with video?

Shantanu Narayen - Adobe Systems - President

Sure, so the question — I don’t know if I probably should repeat it for — the question was around flash and how do you expect to see flash meshed with video, and then what might happen on the authoring side? Actually today, if you go to a number of Web sites and look at how much video is present on the Web sites, both as a mechanism of let’s say it’s a brochure, and it’s a new car and you are trying to look at the car and it’s not just static; it’s now animated, it’s interactive and you can sit in the car. Video is increasing used.

Let’s take copper training. When you have a particular product and you can actually go to the Adobe site and look at how we’ve tried to describe the Acrobat 7 and the features. Increasingly, we’re using flash as a mechanism of providing that information. So, we just continue to believe that video is something that will be used a lot on the Web. The reality is that the flash player has as broad a penetration if not broader than any other video format that’s out there on the Web. And so people will be using authoring applications to create that video content on the Web, to make the Web sites more appealing, whether they be Web sites that are aimed at entertainment towards consumers or even business Web sites for training or brochure kind of information.

We have the products, with Adobe Premiere Pro, with After Effects, we provide a video collection, so that’s why we think there’s a lot of opportunity for us to better optimize towards flash video in the future. Flash already supports video.

Mike Saviage - Adobe Systems - IR Contact

If you go to cnet.com (ph), for example, they have a bunch of video right on their front page of their Web site, and it’s all being run through the flash player. So, as Shantanu said, flash does video today and as they highlighted at their analyst meeting and demonstrated, the next version of flash in the flash player is going to even do a better job of supporting video. As he said, we can optimize our video content creation tools for that platform and make that a more seamless process.

Yes?

Unidentified Audience Participant

Could you discuss, from either the production point of view or the user point of view, the difference between using a flash video versus seeing a Windows Media dialogue box come up and using that instead?

Shantanu Narayen - Adobe Systems - President

Well, I think one of the things that has — and the question was around can you talk about, either from a production or a consumer point of view, maybe some differences between using a flash video versus using other things like Windows Media format? What flash and Macromedia has done a really good job of is their entire experience together — flash player is very seamless. The second benefit really is the cross-platform nature of what you have with flash. So whether you are on a Macintosh or on a PC or increasingly on one of the smaller devices, the real benefit of flash video is that it’s ubiquitous and it’s a common file format that can exist outside — on all these. Otherwise, sometimes what a creator has to do is worry about which device might access this format and then have it available, as you’ve seen sometimes in Windows Media format, or Real format, or QuickTime format. So the value proposition for the creator and the consumer — the creator, it’s I don’t have to worry about where people are accessing this information from; I can output it once. For the creator, it’s a very seamless expense to get the flash player, because it’s so small; it’s very small and the update mechanism is very seamless.

Mike Saviage - Adobe Systems - IR Contact

(indiscernible) announced meeting the update rates of the previous versions of the flash player, and within a year typically, they hit 98% of the PCs that are using flash-like content, so much different than, say, uptake of Windows or some of the other players. Again, the experience is that it’s always on. If you’re on a Web site, for example, it just plays. You don’t have to wait for some separate window to launch; it’s always right there and easy to access.

Ben Reitzes - UBS Warburg - Analyst/Moderator

From the consumer point of view, is it better to have a program-like interface, like Windows Media does or QuickTime does, rather than a seamless interface where you don’t even often know that flash is operating in the background or in the foreground? Is that a focus going forward?

Shantanu Narayen - Adobe Systems - President

So, the question was around, from a consumer perspective, it’s a seamless interface more — is a better for the consumer than an experience in which they have to explicitly, let’s say, agree to seeing a particular format? You know, from — as I will speak for myself as a consumer, and I believe that when I’m trying to access information and I want to see it, the last thing I want to do is wait for a download to happen and then access that information. The immediacy of being able to get that information quickly I think is a tremendous customer benefit.

Unidentified Audience Participant

To which extent can you migrate non-paying Adobe customers that use free versions of Reader or Photoshop to actually paying customers for Adobe? So it’s (indiscernible) focused on the consumer side.

Shantanu Narayen - Adobe Systems - President

So with respect to Acrobat, let me target Acrobat first. You know, clearly the Reader is free. That’s been an integral part of our strategy. The way we make money is anybody who’s creating PDF is providing us the revenue that is fueling the Acrobat business. We do continue to see adoption of Acrobat within consumers, the paying product to create PDFs, because the first time you try and share information via e-mail and then get a response back saying, I was unable to read that information, people do create PDF. One of the things we’ve done is offer or create PDF online service on adobe.com to enable people to try out the product. So, trial is a key part of our marketing to consumers the benefits of PDF. So everybody receives those PDFs and sees the benefits immediately. We are encouraging more and more people to try it, because as they try it, they realize it’s so easy to use and it really solves a key customer problem. So we do expect to continue to see adoption of Acrobat within the consumer segment.

As it relates to Photoshop, part of our strategy was always to have the Photoshop album starter edition. If you look at the imaging customer and you segment that, there are some people who will never pay for software; they get something free with their camera or their scanner, and they are very happy with that. However, a larger number of customers continue to grow, because let’s take the number of people who buy digital SLRs, consumers. It is expected that, across all segments, there will be 3 million digital SLRs that are sold this year. Now, these are people who clearly want the best in terms of a digital camera, and then they typically say, what is the gold standard for imaging? Because after I’ve spent close to $1,000 in buying a camera, they want the best piece of imaging software that goes with it. That’s why we’ve invested as much as we have in the Photoshop brand. So, people — we do see people move from the Photoshop album starter edition to what is Photoshop Elements as well as to Photoshop. So, we do think that, as the digital SLR growth happens, increasingly people will migrate to for-paying software because they will frankly outgrow the free software that comes with their cameras.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Any more questions out there? Still got a few more minutes. David?

Unidentified Audience Participant

For Acrobat 7, could you discuss a little bit, in this product cycle where you’ve got more server sales, how server sales ramp versus single-copy sales as you go forward? What are you doing differently for server sales on this upgrade?

Mike Saviage - Adobe Systems - IR Contact

You might just want to walk them through a little bit the server opportunities — (multiple speakers).

Shantanu Narayen - Adobe Systems - President

Okay. So, we have the — let me talk about the server opportunity. The opportunity that we see is enterprises have invested billions of dollars in automating their transaction systems that run the enterprises and invested a lot in knowledge workers. But there’s still a gap that exists between what knowledge workers use and the transaction systems that are running the enterprise. We call that the intelligent document opportunity, and we have what we call an intelligent document platform. So for example, a customer like the IRS who wishes to take something like a PDF form that they were just offering for people to download, print, fill it in and submit it through manual means, to be able to that entire workflow electronically, or for a financial institution that wants to offer mortgage applications online to be able to do that entire process electronically.

Our value proposition for the enterprise is for enterprises who wish to do with offering more electronic communication with their customers that work online and off-line that want that information presented in a secure fashion, that want to deal with things like compliance — because they have to make sure that anything that they do can now be archived for long-term electric storage — we offer a complete set of enterprise server products that enables them to design that customer-facing correspondence or forms, interactive forms, enables them to offer that up through the Web, enables them to collect that data back in XML and integrate it with connectors to any transaction system that they might have. That’s why the relationship with companies like SAP or EMC Documentum or IBM, where they are now increasingly using PDF as the front end to these transaction systems to automate their business processes.

So that in a quick nutshell is our enterprise server opportunity. That tends to be more of a direct sales force. It’s an early opportunity for — it’s a large opportunity but we are early in the cycle, vis-à-vis what we’ve been offering, we’re seeing customer adoption in the regulated industries where we have been focusing on.

What Acrobat 7 continues to help, even with the server opportunity, is just more awareness of what we’re doing. We’ve added features. For example, one feature that we’ve added in Acrobat 7 is the ability to integrate with our lifecycle policy server. So one of the challenges we faced in enterprises were people who were really concerned about who has access to these PDFs? How can we do an audit trail of who’s seen that information? How can we expire that document after awhile if that information is no longer valid? How can we make sure that nobody who should not have access to that information erroneously gets a copy of PDF? So tying into a directory service we can manage and maintain policies on these PDF documents. So, what we’re really doing with both the Acrobat product family on the desktop and lifecycle is really combining that.

The other one I’ll talk about is within the Acrobat family as well as in the Reader, we now enable enterprises to turn on features in the Reader, so we’re taking advantage of the fact that we have this ubiquitous reach of the player. We monetize it by having companies pay us to turn on those features. So, the value proposition for the enterprises, they don’t have to worry about their computing platform on which consumers access this information.

So those are two ways in which we are tying together these businesses to get more revenue from the fact that Acrobat is on everybody’s desktop and we have these new service solutions.

Mike Saviage - Adobe Systems - IR Contact

I will give an example of what Shantanu just talked about just to provide some clarity. The IRS has been using PDF for a long time and in the early days, it was just selling them Acrobat where they would create PDFs and put them on their Web site. They’ve distributed over 1 billion copies of tax forms and they saved all that money in printing and postage, which was the early savings in moving to PDF. They came to us and said, you know, if we could get that information delivered to us electronically so we didn’t have to pay people to rekey that information, we would save even more money than we saved on just the printing and postage costs. So, we’ve provided them now server technology with a license from us where, as Shantanu said, they can create these PDF files, create fields inside of the PDF files. Normally, in the free Reader, all you can do is print or view the document, but now, because we’ve given them the server technology, they create these special PDFs that are up on their Web site. When you access them, all of a sudden features appear in the Reader that normally aren’t there, things like digital signatures, things like form fill-in and save off-line so you can work in and unconnected environment and then reconnect. Then all of that information could be taken right out of the PDF document, right into the back end system, and they don’t have to pay people to rekey that information, and their savings is much greater through that process. That’s just an example of we’ve taken a paper-based process that’s very labor-intensive with many costs associated with it and we’ve turned it to a more than digital document workflow, leveraging their back-end infrastructure that they’ve built.

Ben Reitzes - UBS Warburg - Analyst/Moderator

Well, so, we’re just about out of time. Just in summary, I think we’ve heard a lot about some exciting upgrade cycles this year in terms of Acrobat and Creative Suite, and you know, I’m not necessarily usually a fan of tech mergers but it seems like there’s very interesting revenue synergies as well as cost synergies with the Macromedia deal and this one seems rather exciting to me.

Adobe just split, and just so people know, the stock is around $30. Our target is 38. We are at $1.09 this year and $1.24 next, I think, if I did my math right, and both a little bit above the Street, but I still think conservative.

As far as disclosures go, Adobe has been a client of the Firm and we’ve made a market in this security before. So thanks a lot for everybody for joining us, and thank you very much, Shantanu and Mike. I think it was great, and we look forward to working with you more. Thanks.

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